Legal Proceedings
Tribune Company
SBL Fund may be a putative member of the proposed defendant class of shareholders in the case entitled Official Committee of Unsecured
Creditor of Tribune Co. v. FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (formerly Adv. Pro. No. 10-54010 (Bankr. D. Del.)) (the FitzSimons action), as a result of ownership of shares in the Tribune Company (Tribune) in 2007 by certain series of the SBL Fund when Tribune effected a leveraged buyout transaction (LBO) by which Tribune converted to a privately-held company. In its complaint, the Unsecured Creditors Committee (the UCC) has alleged that, in connection with the LBO, insiders and major shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave Tribune insolvent. The UCC has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from the shareholders the proceeds paid out in connection with the LBO.

In June 2011, a group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders (the SLCFC actions). SBL Fund has been named as a defendant and may be a putative member of one or more proposed defendant classes in one or more of these suits.

The FitzSimons action and the SLCFC actions have been consolidated with the majority of the other Tribune LBO-related lawsuits in a multidistrict litigation proceeding captioned In re Tribune Company Fraudulent Conveyance Litig., No. 11-md-2696 (S.D.N.Y.) (the MDL Proceeding). On November 6, 2012, the defendants moved to dismiss the SLCFC actions. On December 21, 2012, the plaintiffs filed a memorandum in opposition to the motion to dismiss. On February 4, 2013, the defendants filed a reply in support of the motion to dismiss. The Court has not yet issued a decision on the motion. None of these lawsuits allege any wrongdoing on the part of SBL Fund. The following series of SBL Fund held shares of Tribune and tendered these shares as part of Tribunes LBO Series H (Enhanced Index Series), Series N (Managed Asset Allocation Series) and Series O (All Cap Value Series) (the Funds). The value of the proceeds received by the foregoing Funds was $158,950, $51,000 and $3,774,000, respectively. At this stage of the proceedings, SBL Fund is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.

Lyondell Chemical Company
SBL Fund may be a putative member of the proposed defendant class in Weisfelner, as Trustee of the LB Creditor Trust, v. Reichman (In re Lyondell Chemical Co.), Adversary Proceeding No. 12-1570 (Bankr. S.D.N.Y.).

Similar to the claims made in the Tribune matter, the Weisfelner complaint seeks to have set aside and recovered as fraudulent transfers from former Lyondell Chemical Company (Lyondell) shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. Lyondell filed for bankruptcy in 2008.

This lawsuit initially was filed in New York Supreme Court, Case No. 653522/2011, on December 19, 2011. On April 25, 2012, it was removed to the United States District Court for the Southern District of New York, Case No. 12-3273, and on April 26, 2012, it was referred to the United States Bankruptcy Court for the Southern District of New York.

This lawsuit does not allege any wrongdoing on the part of SBL Fund.
The following series of SBL Fund received cash proceeds from the cash out merger in the following amounts Series N (Managed Asset Allocation Series) - $ 28,800. At this stage of the proceedings, SBL Fund is not able to make a reliable predication as to the outcome of this lawsuit or the effect, if any, on a Funds net asset value.